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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ---------------------

                             AMENDMENT NO. 2 TO
                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT
                     (PURSUANT TO SECTION 13(e) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                SHANDONG HUANENG POWER DEVELOPMENT CO., LTD.
                            (Name of the Issuer)

                     HUANENG POWER INTERNATIONAL, INC.
                SHANDONG HUANENG POWER DEVELOPMENT CO., LTD.
                      CHINA HUANENG GROUP CORPORATION
                    (Name of Person(s) Filing Statement)

               AMERICAN DEPOSITARY SHARES, ORDINARY N SHARES
                        PAR VALUE RMB1.00 PER SHARE
                       (Title of Class of Securities)

                                 819419102
                   (CUSIP Number of Class of Securities)


CHINA HUANENG GROUP        HUANENG POWER           SHANDONG HUANENG POWER
CORPORATION                INTERNATIONAL, INC.     DEVELOPMENT CO., LTD.
Xiaosong Wang              Xiaosong Wang           Dan Lu
Fuxing Road A-23           West Wing, Building C   Room 1014, A23, Huaneng
Haidian District           Tianyin Mansion         Building
Beijing, China             Fuxingmennan Street     Fuxing Road, Haidian
(86-10)6829-7569           Beijing, China          District
                           (86-10)6649-1069        Beijing, China
                                                   (86-531)290-2806

              (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications on
                   Behalf of Person(s) Filing Statement)

                           ---------------------

                                Copies to:

Gregory Miao, Esq.             Edmund C. Duffy, Esq.  Chun Wei, Esq.
Skadden, Arps, Slate,          Skadden, Arps, Slate,  Sullivan & Cromwell
Meagher & Flom LLP             Meagher & Flom LLP     28th Floor
East Wing Office, Level 4      4 Times Square         Nine Queen's Road Central
China World Trade Center       43rd Floor             Hong Kong
No.1 Jian Guo Men Wai Avenue   New York, NY  10036    (852) 2826-8688
Beijing 100004, China          (212) 735-3950
(86-10) 6505-5511

      This statement is filed in connection with (check the appropriate box):

      (a)[ ]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      (b)[ ]The filing of a registration statement under the Securities Act of 1933.

      (c)[ ]A tender offer.

      (d)[X]None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]





                                INTRODUCTION

      This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Statement") is being filed with the Securities and Exchange Commission (the "SEC") by (i) Huaneng Power International, Inc. ("Huaneng Power"), a company incorporated under the laws of the People's Republic of China, (ii) Shandong Huaneng Power Development Co., Ltd. ("Shandong Huaneng") and (iii) China Huaneng Group Corporation ("Huaneng Group"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Statement relates to a proposed merger (the "Merger") pursuant to an Agreement of Merger by Absorption (the "Merger Agreement"), dated as of July 18, 2000 and amended as of August 8, 2000, by and between Huaneng Power and Shandong Huaneng. According to the Merger Agreement, Shandong Huaneng will be merged with and into Huaneng Power and Huaneng Power will be the surviving company. Shandong Huaneng will cease to exist and the holders of Shandong Huaneng's ordinary shares will receive RMB 1.34 for each ordinary A share and US$0.1618 for each ordinary N share.

      A joint proxy statement, dated August 15, 2000, including all exhibits and annexes thereunto (the "Joint Proxy Statement") has been delivered to the shareholders of each of Huaneng Power and Shandong Huaneng in connection with the solicitation of their votes to adopt and approve the Merger and the Merger Agreement. The Joint Proxy Statement was attached hereto under Exhibit (a)(5)(iii). The Joint Proxy Statement contains certain information required to be included in response to the Items of this Statement and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The responses to each Item herein are qualified in their entirety by reference to the information contained in the Joint Proxy Statement.

      The information contained in this Statement and/or the Joint Proxy Statement concerning Huaneng Power, Huaneng International Power Development Corporation ("HIPDC") and Huaneng Group was supplied by Huaneng Power only and Shandong Huaneng cannot confirm the accuracy or completeness of such information. Except as provided in the following sentence, the information contained in this Statement and/or the Joint Proxy Statement concerning Shandong Huaneng was supplied by Shandong Huaneng only and Huaneng Power cannot confirm the accuracy or completeness of such information. The pro forma financial information included in "Unaudited Pro Forma Combined Financial Information" in the Joint Proxy Statement was supplied by Huaneng Power only and Shandong Huaneng cannot confirm the accuracy or completeness of such information. The information extracted from Shandong Huaneng's Form 20-F, dated April 11, 2000, included in "The Companies - Shandong Huaneng" in the Joint Proxy Statement was extracted at the request of Huaneng Power.

ITEM 2.  SUBJECT COMPANY INFORMATION

Item 2 of the Schedule 13E-3 is hereby amended and supplemented as follows:

      Shandong Huaneng's ordinary N Shares are not publicly traded. Only the ADSs that represents such N shares are traded on the New York Stock Exchange.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 3 of the Schedule 13E-3 is hereby amended and supplemented to provide additional information as follows:

      3(a) The information set forth on Page 61 of the Joint Proxy Statement is hereby incorporated by reference herein. The business telephone of Huaneng Group is (86-10)6829 7569.

            Huaneng Group is an affiliate of Shandong Huaneng because Huaneng Group owns 33.09% of the ordinary shares of Shandong Huaneng.

      3(b) Huaneng Group, established in 1988 with the approval of the State Council , is a state owned enterprise implementing Chinese government policies concerning power industries and investing in power industries and industries that are related to power generation which include energy, coal mining, transportation and raw material development.

      None of Huaneng Group, Huaneng Power and Shandong Huaneng, or any of the officers and directors of each of these entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of such persons or entities been a party to any judicial or administrative proceedings during the past five years that resulted in a judgment, decree or final order enjoining the person or entity from future violations of, or prohibiting activities subject to, federal ro state securities laws or a finding of any violations of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION

Item (a)(2) of the Schedule 13E-3 is hereby amended and supplemented as follows:

      Since only the majority of the votes cast at Huaneng Power's special general meeting for independent shareholders for which a quorum is met is needed to approve the merger, it is possible that the merger could be approved by a small number of shares held by independent shareholders of Huaneng Power. In addition, the information set forth in the press release, attached as Exhibit (a)(5) to this Amendment No. 2, is incorporated by reference herein.

ITEM 5. PAST CONTACTS, NEGOTIATIONS AND AGREEMENTS

Item 5 of the Schedule 13E-3 is hereby amended and supplemented as follows:

      5(a) During the past two years, except as disclosed in Schedule 13E-3, Huaneng Group did not engage in any transaction with Shandong Hauneng, or any of its affiliates or any of Shandong Huaneng's officers and directors.

      5(b) During the past two years, except as disclosed in Schedule 13E-3, none of Huaneng Group or any of its officers and directors engaged in any negotiations, transactions or material contacts with Shandong Huaneng in connection with a merger, consolidation, acquisition involving Shandong Huaneng, or a tender offer involving shares of Shandong Huaneng, except that Mr. Li Xiaopeng and Mr. Wang Xiaosong, in their respective capacities as Chairman and Vice Chairman of Huaneng Power, were involved in merger discussions between Huaneng Power and Shandong Huaneng as disclosed in the Schedule 13E-3 and Amendment No. 1 to such Schedule.

      5(c) During the past two years, except as disclosed in Schedule 13E-3, neither Huaneng Group nor any of their respective officers and directors conducted any negotiations, or engaged in any transactions or material contacts with a view to implement a merger or acquisition between these two entities.

      5(d) There are no agreements or arrangements involving the shares of Shandong Huaneng to which either Huaneng Group or any of their respective officers and directors is a party.

ITEM 6. PURPOSE OF TRANSACTIONS AND PLANS OR PROPOSALS

Item 6 of the Schedule 13E-3 is hereby amended and supplemented as follows:

      6(b) None of Huaneng Group, any of their respective officers and directors will acquire any securities of Shandong Huaneng as a result of the merger between Huaneng Power and Shandong Huaneng.

      6(c)(1)-(8) There are no plans, proposals or negotiations that relate or would result in any extraordinary transactions involving Huaneng Group, Shandong Huaneng or any of their respective officers and directors other than those which are disclosed in the original Schedule 13E-3.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7(b) is amended and supplemented as follows:

      7(a)-(d) Huaneng Group expressly adopts the analysis, views and conclusions of the boards of directors of Huaneng Power and Shandong Huaneng and their respective financial advisors as to the purposes, fairness, alternatives, reasons and effects of the merger between Huaneng Power and Shandong Huaneng.

      Prior to the merger, Huaneng Group owns 33.09% of the ordinary shares of Shandong Huaneng. As a result of the merger, Shandong Huaneng will cease to exist and Huaneng Group will receive cash as consideration for the ordinary shares of Shandong Huaneng held by it, and will have no direct ownership interest in the surviving company. Huaneng Group through its 51.98% ownership of HIPDC, will continue to own 42.17% of Huaneng Power after the merger including its ownership of the assets and earnings of Shandong Huaneng.

      The merger transaction will not cause any detriment to Huaneng Power. After the merger, Shandong Huaneng will lose its separate corporate identity and cease to exist as an independent company.

ITEM 8.  FAIRNESS OF THE TRANSACTION

Item 8 (a) of the Schedule 13E-3 is hereby amended as follows:

      (a) Each of Huaneng Power, Shandong Huaneng and Huaneng Group believes that the merger is fair to unaffiliated shareholders of Shandong Huaneng. In making the fairness judgments, the boards of Huaneng Power and Shandong Huaneng adopt the analysis and conclusions of their respective financial advisors.

      (b) Huaneng Group expressly adopts the analysis and views of Shandong Huaneng and Huaneng Power as its basis for their belief that the merger is fair to unaffiliated shareholders of Shandong Huaneng.

      (c)-(e) Each of Huaneng Power, Shandong Huaneng, and Huaneng Group believes that the merger is procedurally fair to the unaffiliated shareholders of Shandong Huaneng because of the following reasons:

            1. Shandong Huaneng retained independent legal and financial advisors to negotiate the merger with Huaneng Power.

            2. Negotiations regarding the merger consideration and other aspects of the proposed merger has been conducted at arms-length by Huaneng Power and Shandong Huaneng throughout the process. As a result of such arms-length negotiations, the offer price was increased from RMB1.00 to RMB
1.34 per share by Huaneng Power.

            3. The affiliated directors were not present during the deliberation of the unaffiliated directors of the merger proposal.

            4. Though the merger is not structured to require the approval of the majority of the unaffiliated shareholders, the unaffiliated shareholders can veto the transaction if they decide to vote against the merger. It is especially true because 40% of Shandong Huaneng's stock is owned by two large unaffiliated shareholders, while Huaneng Group owns only 33% of Shandong Huaneng's stock.

      For the above reasons, the boards of Huaneng Power and Shandong Huaneng, and by adopting the above analysis, Huaneng Group, each believes that the merger is fair to the unaffiliated shareholders from a procedural point of view despite the absence of an independent board committee of Shandong Huaneng which is unnecessary under the circumstances.

      The financial advisors of Huaneng Power and Shandong Huaneng have concluded that the factors which they omitted in their analysis of the fairness of the transaction were not material in their evaluation of the transaction. The financial advisors did not consider those omitted factors because such factors are not applicable to analyzing the fairness of a transaction involving Chinese power companies. Huaneng Power, Shandong Huaneng and Huaneng Group adopts such analysis of the financial advisors.

      Shandong Huaneng's board considered the fact that the US$0.1618 per ordinary N share and the RMB 1.34 per ordinary A Share represents a 10.2 multiple of Shandong Huaneng's net earnings per share for the year ended December 31, 1999, and the average share price represented by ADS for the four-week period ended July 17, 2000 represents a much smaller multiple of Shandong Huaneng's net earnings per share for 1999. It concluded, therefore, that the merger consideration is fair to the unaffiliated shareholders. Also, the requirement that the merger requires the approval of two- thirds of Shandong Huaneng's shareholders led the board to believe that should the shareholders think that the merger is unfair, they would have adequate voting power to block the transaction. The board also considered that under the terms of the merger agreement Shandong Huaneng cannot terminate the merger agreement even if it is presented with a superior acquisition proposal. The board of Shandong Huaneng did not think that such provision would materially adversely affect the ability of Shandong Huaneng to obtain a better acquisition proposal because the receipt of a superior acquisition proposal is unlikely given the fact that there is no corporate control market for companies generally, and large power companies in particular, in the PRC. The board also noted the fact that the merger requires approvals from relevant Chinese regulatory authorities in order to ensure that the merger is in full compliance with the PRC law. Although Shandong Huaneng's board of directors believes that the historical trading price of its ADSs did not fully reflect the going concern value of Shandong Huaneng, the board did not quantify the going concern value of Shandong Huaneng. The board of directors of Shandong Huaneng believes that the merger consideration essentially reflects the going concern value of Shandong Huaneng and is the best alternative for providing such value to its shareholders.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 9 is hereby amended and supplemented as follows:

      The material economic, operation and financial assumptions provided by Shandong Huaneng and Huaneng Power International in the due diligence process which were used in J.P. Morgan's analysis are summarized as follows:

TARIFF
The Company's year 2000 on-grid tariff projections for existing plants will remain constant for the next 15 years ("the projection period"), except for Weihai Phase II Unit 4, which has received permission to raise its Rmb 285 / MW tariff to RMB 376 / MW in May 2000 but will remain constant starting year 2002 for the rest of the projection period.
GENERATION HOURS
The year 2000 total generation hour projections of 5383, 5000, and 5500 hours for its three existing plants, namely Dezhou, Jining and Weihai respectively, will remain constant for the next 15 years. Future expansion plant (Dezhou Phase III) and the newly operational Rizhao plant will use the average of these three projections going forward.
FUEL COSTS
Shandong Huaneng has projected an annual coal cost (per mm MWh) increase of 3%, starting year 2000 to 2004 and then maintained the same level for the rest of the projection period.
CAPACITY
Shandong Huaneng's existing power plants and its projected future plant expansion and acquisition are listed in the table below:

                           Attributable
PLANT NAME                     capacity   Status
------------------- ------------------- ---------------------------

Existing plants
Dezhou Phase I &                  1,200   Operational
II
Jining                              225   Operational until 2004
                                          year-end
Weihai Phase I &                    510   Operational
II
Rizhao Phase I                    178.5   Begins commercial
                                  -----
                                          operations in April 2000
SUB-TOTAL                       2,113.5

Plants under
construction
Dezhou Phase III                    660   To be completed in 4Q 2002
(a)
Dezhou Phase III                    660   To be completed in 4Q 2003
 (b)                                ---

SUB-TOTAL                         1,320

Future
acquisitions
Acquire remaining                   340   To occur in early 2001
40% of Weihai

TOTAL                           3,773.5
------------------- ------------------- ---------------------------

CapEx
Acquisition CapEx: the acquisition of the remaining 40% of Weihai in 2001 will have an average cost of Rmb 4,356 per KW based on the construction cost and capitalized interest assumptions during the construction period.
Construction: According to Shandong Huaneng's projections, Dezhou Phase III will have an average construction cost of Rmb 5,190 per KW including capitalized interest cost. FINANCING Acquisition financing: the Weihai acquisition in 2001 will be 75% debt-financed at an interest rate of 8.0%. Debt borrowed will be paid back over 10 years beginning the year after the acquisition.
Construction: the construction cost of Dezhou Phase III will be 75% debt-financed at an interest rate of 8.0% with interest expenses capitalized during construction. Debt borrowed plus capitalized interest during construction will be paid back over 12 years upon operation of the plant.
OTHER ECONOMIC AND FINANCIAL PROJECTIONS

o     Depreciation - 15 year, straight line (standard US GAAP)
o     Weighted average income tax rate of 30.0%
o     Dividend pay-out rate of 53.5% (as equal to that of 1999)
o     Cash and cash equivalent holdings maintained at the 1999 levels
o     Interest rates (current weighted average cost on each debt type)
-     Existing debt of various forms: 6.21%
-     Necessary to Finance generated in the projected period: 8.0%
-     Interest earned on excess cash and deposits: 3.0%
Other expense margins maintained at 1999 levels, to be consistent with the Company's own modeling and forecasting methodology
     In rendering its opinion, J.P. Morgan took into account the value of Shandong Huaneng on a stand-alone basis using the discounted cash flow ("DCF") method. The internal forecasts and projections provided to J.P. Morgan are contained in the summary of projections and assumptions used by J.P. Morgan in completing its DCF analysis, as follows.
TARIFF
The Company's 2000 on-grid tariff projections for existing plants will remain constant for the next 15 years ("the projection period"), except for Weihai Phase II Unit 4, which has received permission to raise its Rmb 285 / MW tariff to RMB 376 / MW in May 2000 but will remain constant starting year 2002 for the rest of the projection period.
GENERATION HOURS
According to Shandong Huaneng's projection, the year 2000 total generation hour projections of 5383, 5000, and 5500 hours for its three existing plants, namely Dezhou, Jining and Weihai respectively, will remain constant for the next 15 years. Future expansion plant (Dezhou Phase III) and the newly operational Rizhao plant will use the average of these three projections going forward. FUEL COSTS Shandong Huaneng has projected an annual coal cost (per mm MWh) increase of 3%, starting year 2000 to 2004 and then maintained the same level for the rest of the projection period. CAPACITY
Shandong Huaneng's existing power plants and its projected future plant expansion and acquisition are listed in the table below:

                           Attributable
PLANT NAME                     capacity   Status
------------------- ------------------- ---------------------------

Existing plants
Dezhou Phase I &                  1,200   Operational
II
Jining                              225   Operational until 2004
                                          year-end
Weihai Phase I &                    510   Operational
II
Rizhao Phase I                    178.5   Begins commercial
                                  -----
                                          operations in April 2000
SUB-TOTAL                       2,113.5

Plants under
construction
Dezhou Phase III                    660   To be completed in 4Q 2002
(a)
Dezhou Phase III                    660   To be completed in 4Q 2003
(b)                                 ---

SUB-TOTAL                         1,320

Future
acquisitions
Acquire remaining                   340   To occur in early 2001
40% of Weihai

TOTAL                           3,773.5
------------------- ------------------- ---------------------------

CapEx
Acquisition CapEx: According to Shandong Huaneng's projection, the acquisition of the remaining 40% of Weihai in 2001 will have an average cost of Rmb 4,356 per KW based on the construction cost and capitalized interest assumptions during the construction period.
Construction: According to Shandong Huaneng's projections, Dezhou Phase III will have an average construction cost of Rmb 5,190 per KW including capitalized interest cost. FINANCING Acquisition financing: According to Shandong Huaneng's projection, the Weihai acquisition in 2001 will be 75% debt-financed at an interest rate of 8.0%. Debt borrowed will be paid back over 10 years beginning the year after the acquisition. Construction:
According to Shandong Huaneng's projection, the construction cost of Dezhou Phase III will be 75% debt-financed at an interest rate of 8.0% with interest expenses capitalized during construction. Debt borrowed plus capitalized interest during construction will be paid back over 12 years upon operation of the plant.

OTHER ECONOMIC AND FINANCIAL PROJECTIONS
o    Depreciation - 15 year, straight line (standard US GAAP)
o    Weighted average income tax rate of 30.0%
o    Dividend pay-out rate of 53.5% (as equal to that of 1999)
o    Cash and cash equivalent holdings maintained at the 1999 levels
o    Interest rates (current weighted average cost on each debt type)
-    Existing debt of various forms: 6.21%
-    Necessary to Finance generated in the projected period: 8.0%
-    Interest earned on excess cash and deposits: 3.0%
Other expense margins maintained at 1999 levels, to be consistent with the Company's own modeling and forecasting methodology
     Utilizing the above summarized projections and assumption, as well as historical financials of Shandong Huaneng, J.P. Morgan estimated a range of equity values of Shandong Huaneng based on the sum of the net present value of Shandong Huaneng's stream of projected free cash flows for the next 15 years, plus the net present value of the terminal value representing the value of all future free cash flows of Shandong Huaneng after the 15th year, and minus the value of Shandong Huaneng's net debt. As a result, the DCF analysis indicated a valuation range of RMB1.17 to RMB1.46 per Shandong Huaneng ordinary share.
     A delay in obtaining the Zhonghua report would result in a delay in the closing of the proposed merger.


ITEM 11 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 11 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     (a) Huaneng Group owns 33.09% of the ordinary shares of Shandong Huaneng. None of its officers and directors own any securities of Shandong Huaneng either beneficially or of record.

     (b) None of Huaneng Group and each of its respective officers and directors has engaged in any transactions involving the securities of Shandong Huaneng during the past 60 days.

ITEM 16 EXHIBITS

Item 16 is hereby amended and supplemented as follows:

     Exhibit No.             Description

     (a)(5) Press Release by Huaneng Power and Shandong Huaneng, dated September 14, 2000.


                                SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                             HUANENG POWER INTERNATIONAL, INC.


                             By: /s/ XIAOSONG WANG
                                __________________________________________
                                Name: XIAOSONG WANG
                                Title: VICE-CHAIRMAN



                             SHANDONG HUANENG POWER DEVELOPMENT CO., LTD.


                             By:   /s/  XINYANG YU
                                __________________________________________
                                Name: XINYANG YU
                                Title: CHAIRMAN



                             CHINA HAUNENG GROUP CORPORATION


                             By: /s/ XIAOSONG WANG
                                __________________________________________
                                Name: XIAOSONG WANG
                                Title:  VICE-PRESIDENT




Dated: September 14, 2000





                             INDEX TO EXHIBITS



     Exhibit No.             Description

     (a)(5) Press Release by Huaneng Power and Shandong Huaneng, dated September 14, 2000.